UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Freewest Resources Canada Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Noront Resources Ltd.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

356904

(CUSIP Number of Class of Securities (if applicable))

Greg Rieveley

Chief Financial Officer

15 Toronto Street

Suite 1000

Toronto, Ontario

Canada M5C 2E3

Tel: (416) 367-1444

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Martin C. Glass

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 813-8800

October 13, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

•	Offer to Purchase and Circular, dated October 13, 2009 (the “Circular”)*

•	Letter of Transmittal*

•	Notice of Guaranteed Delivery*

•	Notice of Variation and Extension, dated November 13, 2009**

•	Notice of Variation and Extension, dated December 1, 2009

•	Amended and Restated Letter of Transmittal, dated December 1, 2009

Item 2.	Informational Legends

See page (iii) of the Circular and page (ii) of the Notices of Variation and Extension.

*	Incorporated by reference to the Form CB filed on October 14, 2009 by the person furnishing this Form.
**	Incorporated by reference to the Form CB filed on November 17, 2009 by the person furnishing this Form.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, broker, lawyer or other professional advisor. This Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful. No securities regulatory authority in Canada has expressed an opinion about Noront’s securities and it is an offence to claim otherwise.

December 1, 2009

NOTICE OF VARIATION AND EXTENSION

BY

of its

OFFER TO PURCHASE

all of the outstanding common shares of

FREEWEST RESOURCES CANADA INC.

on the basis of 0.2857 of a Noront common share and

0.1429 of a Noront common share purchase warrant

for each common share of Freewest

Noront Resources Ltd. (“Noront”) hereby gives notice that it is further amending its offer (the “Offer”) dated October 13, 2009 to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares of Freewest Resources Canada Inc. (“Freewest”), together with the associated rights issued under the shareholder rights plan of Freewest (the “SRP Rights”)(“Common Shares” herein means all of the issued and outstanding common shares of Freewest and the SRP Rights) and including any Common Shares that may become outstanding after the date of this Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of any securities of Freewest that are convertible into or exchangeable or exercisable for Common Shares, as previously amended by the notice of variation and extension dated November 13, 2009 (the “First Notice of Variation”), by (i) increasing the price offered per Common Share to 0.2857 of a common share of Noront (a “Noront Common Share”) and 0.1429 of a Noront Common Share purchase warrant (“Noront Warrant”) for each Common Share; (ii) waiving all of the unsatisfied conditions; and (iii) extending the expiry of the Offer to 11:59 p.m. (Toronto time) on December 11, 2009. Each whole Noront Warrant will entitle the holder thereof to purchase one Noront Common Share at an exercise price of $4.00 per Noront Common Share, for a period of five years from the date of issuance. Noront will use its best efforts to list the Noront Warrants on the TSX Venture Exchange, subject to satisfying all of the requirements of listing on the TSX Venture Exchange. References in this Notice of Variation and Extension (the “Notice”), the First Notice of Variation, the Offer to Purchase and Circular, the Notice of Guaranteed Delivery and the amended and restated letter of transmittal (the “Amended and Restated Letter of Transmittal”) which accompanies this Notice to the “Offer” shall refer to the Offer, as amended by this Notice.

THE OFFER IS AMENDED TO INCREASE THE PRICE OFFERED PER COMMON SHARE TO 0.2857 OF A NORONT COMMON SHARE AND 0.1429 OF A NORONT WARRANT.

ALL CONDITIONS TO THE OFFER HAVE BEEN SATISFIED OR WAIVED AND THE OFFER IS NOW UNCONDITIONAL.

THE OFFER IS EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (TORONTO TIME) ON DECEMBER 11, 2009, UNLESS FURTHER EXTENDED OR WITHDRAWN BY NORONT.

The Amended and Restated Letter of Transmittal which accompanies this Notice modifies and updates the original Letter of Transmittal which accompanied the Offer to Purchase and Circular. The Amended and Restated Letter of Transmittal immediately and irrevocably constitutes and appoints Joseph Hamilton, or failing him for any reason, Wesley Hanson as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Shares by the Amended and Restated Letter of Transmittal. The power of attorney granted in the Amended and Restated Letter Transmittal to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation any meeting to consider a Subsequent Acquisition Transaction) of holders of the Common Shares may only be used and relied upon if Noront intends to proceed with the take-up of and payment for the Deposited Shares.

Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Offer including the First Notice of Variation, the Offer to Purchase and Circular, the Notice of Guaranteed Delivery and the Amended and Restated Letter of Transmittal which accompanies this Notice (collectively, the “Offer Documents”), continue to be applicable in all respect and this Notice should be read in conjunction therewith. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice have the same meaning as in the First Notice of Variation and Offer to Purchase and Circular.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED PURSUANT TO THE OFFER TO PURCHASE AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS NOTICE OR THE OFFER DOCUMENTS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian issuer. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements incorporated in the Offer to Purchase and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and have been prepared in accordance with Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Noront is incorporated under the laws of the Province of Ontario, Canada, that Freewest is incorporated under the laws of Canada, that a majority of Noront’s officers and directors are residents of Canada and a majority of Freewest’s officers and directors are residents of Canada, that the Information Agent and Depositary and some or all of the experts named in the Offer to Purchase and Circular may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Noront and Freewest and of the above mentioned persons may be located outside of the United States. Shareholders may not be able to sue Freewest or Noront, or their respective officers or directors, in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign issuer to subject itself to a United States court’s jurisdiction.

Shareholders should be aware that Noront or its affiliates, directly or indirectly, may bid for or purchase Common Shares otherwise than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial laws or regulations. See Section 13 of the Offer to Purchase, “Market Purchases”.

Noront Common Shares and Noront Warrants issuable pursuant to the Offer will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, (the “U.S. Securities Act”) to the same extent and proportion that the Common Shares exchanged pursuant to the Offer are restricted securities. Restricted securities may be offered and sold only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.

ii.

No Noront Common Shares or Noront Warrants will be delivered in the United States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Noront is satisfied that the Noront Common Shares and the Noront Warrants may be delivered in such other jurisdictions without further action by Noront or on a basis otherwise determined acceptable to Noront in its sole discretion.

Shareholders in the United States should be aware that a disposition of Common Shares may have tax consequences in both the United States and in Canada, which may not be described herein. See the discussion under Section 21 of the Circular entitled “Certain U.S. Federal Income Tax Considerations.” Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, U.S. HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THE OFFER TO PURCHASE AND CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THE OFFER TO PURCHASE AND CIRCULAR; AND (C) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

NOTICE TO HOLDERS OF FREEWEST WARRANTS AND FREEWEST OPTIONS

The Offer is made only for Common Shares and is not made for any Freewest Options or Freewest Warrants. Any holder of Freewest Options or Freewest Warrants who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise or convert such Freewest Options or Freewest Warrants in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. Any such exercise, conversion or exchange must be completed sufficiently in advance of the Expiry Time to assure the holder of such Freewest Options or Freewest Warrants that certificates representing the Common Shares received on such exercise, conversion or exchange will be available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

The tax consequences to the holders of Freewest Options or Freewest Warrants of exercising or not exercising their Freewest Options or Freewest Warrants are not described in the Circular. Holders of Freewest Options or Freewest Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Freewest Options and Freewest Warrants.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Notice and the Offer Documents, including statements made in the Circular under Section 4, “Benefits of and Reasons to Accept the Offer”, Section 5, “Purpose of the Offer and Plans for Freewest”, Section 6, “Consideration”, Section 8, “Summary of Unaudited Pro Forma Financial Statements”, and Section 18, “Acquisition of Common Shares Not Deposited Under the Offer”, as well as other written statements made or provided or to be made or provided by Noront that are not historical facts, are forward-looking statements and are prospective in nature. Forward-looking statements are frequently characterized by words such as “will”, “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are not based on historical fact, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors which could cause actual results, performance or achievements of Freewest or Noront to differ materially from any future results, performance or achievements expressed or implied by such forward looking statements. Noront disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-

iii.

looking statement relating to Freewest is based exclusively on Freewest’s publicly available documents and records on file with the Canadian securities regulatory authorities.

INFORMATION CONCERNING FREEWEST

Except as otherwise indicated, the information concerning Freewest contained in this Notice and the Offer Documents has been taken from or is based exclusively upon Freewest’s publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. Although Noront has no knowledge that would indicate that any statements contained in this Notice or the Offer Documents concerning Freewest are untrue or incomplete, neither Noront nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Freewest’s financial statements, or for any failure by Freewest to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Freewest. Noront has no means of verifying the accuracy or completeness of any of the information contained in this Notice or in the Offer Documents that is derived from Freewest’s publicly available documents or records or determining whether there has been any failure by Freewest to disclose events that may have occurred or may affect the significance or accuracy of any information. Freewest has not reviewed this Notice or the Offer Documents and has not confirmed the accuracy and completeness of the information in respect of Freewest contained therein.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “C$”, “$” or “dollars” in this Notice and the Offer Documents refer to Canadian dollars and all references to “US$” in this Notice and the Offer Documents refer to United States dollars. Noront’s financial statements, that are incorporated by reference in the Offer to Purchase and Circular, are reported in Canadian dollars and are prepared in accordance with Canadian GAAP. Noront’s pro forma condensed consolidated financial statements contained in the Offer to Purchase and Circular, are reported in Canadian dollars and are prepared in accordance with Canadian GAAP.

iv.

NOTICE OF VARIATION

December 1, 2009

TO:	THE HOLDERS OF COMMON SHARES OF FREEWEST

This Notice amends the Offer to Purchase and Circular, pursuant to which Noront is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares, including any Common Shares that may become outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of any securities of Freewest that are convertible into or exchangeable or exercisable for Common Shares, as previously amended by the First Notice of Variation, by (i) increasing the price offered per Common Share to 0.2857 of a Noront Common Share and 0.1429 of a Noront Warrant; (ii) waiving all of the unsatisfied conditions; and (iii) extending the expiry of the Offer to 11:59 p.m. (Toronto time) on December 11, 2009. References in this Notice, the First Notice of Variation, the Offer to Purchase and Circular, the Letter of Transmittal and Notice of Guaranteed Delivery which accompanied the Offer to Purchase and Circular, to the “Offer” shall refer to the Offer, as amended by the First Notice of Variation and this Notice.

Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Offer including the Offer Documents, continue to be applicable in all respect and this Notice should be read in conjunction therewith. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice have the same meaning as in the First Notice of Variation and the Offer to Purchase and Circular.

1.	Extension of and Amendments to the Offer

By Noront’s news release issued on November 30, 2009 and by its notice given to the Depositary on November 30, 2009, Noront (i) increased the price at which it will purchase all of the outstanding Common Shares, including any Common Shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of any securities of Freewest, to 0.2857 of a Noront Common Share and 0.1429 of a Noront Warrant, (ii) waived all of the conditions to the Offer set forth in Section 4 of the Offer to Purchase, “Conditions of the Offer” that were not satisfied, therefore making the Offer unconditional, and (iii) extended the time for acceptance of the Offer to 11:59 p.m. (Toronto time) on December 11, 2009, (unless Noront further extends the period during which the Offer is open for acceptance pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”).

The Offer to Purchase and Circular is hereby amended as follows:

(a)	Glossary

The definitions of “Expiry Date”, “Expiry Time” and “Letter of Transmittal” in the “Glossary” section of the Offer to Purchase and Circular are deleted in their entirety and replaced by the following definition:

“Expiry Date” means December 11, 2009, or such later date or dates as may be fixed by Noront from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer to Purchase, unless the Offer is withdrawn by Noront;

“Expiry Time” means 11:59 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by Noront from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer to Purchase, unless the Offer in withdrawn by Noront;

“Letter of Transmittal” means the amended and restated letter of transmittal (printed on YELLOW paper) dated December 1, 2009, in the form accompanying the Notice of Variation and Extension dated December 1, 2009, or a manually signed facsimile thereof;

The following definition of “Noront Warrant” is added to the “Glossary” section of the Offer to Purchase and Circular:

“Noront Warrant” means a common share purchase warrant in the capital of Noront entitling the holder thereof to acquire, upon due exercise and payment of the exercise price of $4.00, one Noront Common Share on or prior to 5:00 p.m. (Toronto time) on the date that is five years following the date of issuance.

(b)	Circular (page 43)

The following text is hereby added after the last paragraph under the heading “Price Range and Trading Volumes of the Noront Common Shares” in Section 7 of the Circular, “Certain Information Concerning Noront and its Authorized Shares and Outstanding Share Capital”:

Noront Warrants

The Noront Warrants will be issued under and governed by a warrant indenture between Noront and Computershare Trust Company of Canada (the “Warrant Agent”) to be dated the Effective Date (the “Noront Warrant Indenture”). The following is a summary of the principal terms of the Noront Warrants and the Noront Warrant Indenture. This summary is qualified in its entirety by the full text of the Noront Warrant Indenture which will be filed by Noront with the Canadian securities regulatory authorities and subsequently available at www.sedar.com.

Exercise of Noront Warrants

Each whole Noront Warrant will entitle the warrantholder to purchase one Noront Share at an exercise price of Cdn.$4.00, as adjusted (the “Exercise Price”), until 5:00 p.m. (Toronto time) on the date that is five years following the Effective Date. Any Noront Warrants not exercised prior to such date will expire.

The Noront Warrants shall be evidenced by certificates (the “Noront Warrant Certificates”) issued pursuant to the terms of the Noront Warrant Indenture. A Noront Warrant may be exercised by surrendering the Noront Warrant Certificate evidencing such Noront Warrant, with the accompanying form of election to purchase properly completed and executed. Holders of Noront Warrants who are in the United States, or who are U.S. Persons (as defined under the U.S. Securities Act), will not be permitted to exercise Noront Warrants, although they may sell their Noront Warrants to other persons who are permitted to exercise them. Warrantholders must also pay the Exercise Price and any applicable transfer tax for any exercised Noront Warrants in the form of a certified cheque or official bank draft payable in Canadian funds to the order of Noront, at the office or agency maintained by Noront for such purpose, which initially will be the principal corporate trust office of the Warrant Agent in Toronto, Ontario. Finally, warrantholders must also include any other documentation that the Warrant Agent reasonably requests, including a signature guarantee.

As soon as practicable after the exercise of any Noront Warrant and payment by the holder of the Exercise Price and any applicable transfer tax, the Warrant Agent will deliver or cause to be delivered, to or upon the written order of the exercising warrantholder, share certificates representing the number of whole Noront Common Shares or other securities or property to which such warrantholder is entitled. If less than all of the Noront Warrants evidenced by a Noront Warrant Certificate are to be exercised, a new Noront Warrant Certificate will be issued for the remaining number of Noront Warrants.

Anti-Dilution Adjustment Provisions

The Noront Warrant Indenture provides that the Exercise Price and/or the number and kind of securities or property issuable on the exercise of the Noront Warrants are subject to adjustment in certain events including:

(a)	the subdivision or consolidation of the Noront Common Shares;

6.

(b)	the issue to all or substantially all the holders of Noront Common Shares of a stock dividend or other distribution in Noront Common Shares or of securities convertible into or exchangeable for Noront Common Shares, other than an issue of securities to holders of outstanding Noront Common Shares which constitutes a dividend paid in the ordinary course;

(c)	the issue of rights, options or warrants to all or substantially all the holders of Noront Common Shares entitling them within a period of no longer than 45 calendar days after the record date for such issue to acquire (i) Noront Common Shares at less than 95% of the “current market price” as defined in the Noront Warrant Indenture, of the Noront Common Shares or (ii) securities convertible into or exchangeable for Noront Common Shares where the conversion or exchange price at the date of issue of such convertible or exchangeable securities is less than 95% of the “current market price” ” as defined in the Noront Warrant Indenture, of the Noront Common Shares; and

(d)	the distribution to all or substantially all the holders of Noront Common Shares of (i) shares of any other class, (ii) rights, options or warrants to acquire Noront Common Shares, securities convertible into or exchangeable for Noront Common Shares or other securities of Noront or property or other assets of Noront (other than those described in (b) or (c) above), (iii) evidences of indebtedness, or (iv) cash, property or other assets of Noront (excluding in each case dividends paid in the ordinary course).

There will be no adjustment of the Exercise Price of the Noront Warrants in respect of any events described above (other than in (a) above) if warrantholders are allowed to participate as though they had exercised their Noront Warrants prior to the applicable record date or effective date for such event.

Provision shall also be made for adjustment to the Exercise Price and/or the number and kind of securities or property issuable on exercise in connection with certain other events as follows:

(x)	in the event of any change, reclassification or alteration of the Noront Common Shares;

(y)	the consolidation, arrangement, amalgamation, merger or other similar arrangement of Noront with another company; or

(z)	the transfer of all or substantially all of Noront’s assets.

Any warrantholder who exercises Noront Warrants after the effective date of one of the foregoing events described in (x), (y) or (z) above will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Noront Common Shares to which such holder was previously entitled upon such exercise, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such event if, on the effective date thereof, the holder had been the registered holder of the number of Noront Common Shares to which such holder was previously entitled upon exercise of such Noront Warrants.

No adjustment in the Exercise Price or the number or kind of securities or property issuable upon exercise will be required to be made (a) unless the cumulative effect of such adjustment or adjustments would change the Exercise Price by at least 1% or, in the event of a change in the number of Noront Common Shares purchasable upon exercise, the number of Noront Common Shares issuable would change by at least one-hundredth of a share.

Modifications to Noront Warrant Indenture and Noront Warrants

The Noront Warrant Indenture provides that modifications and alterations to it and to the Noront Warrants may be made if authorized by extraordinary resolution if all necessary approvals are received. The term “extraordinary resolution” is defined in the Noront Warrant Indenture to mean, in effect, a resolution passed by the affirmative votes of the holders of not less than 662/3% of the Noront Warrants represented and voting at a meeting of the warrantholders or an instrument or instruments in writing signed by the holders of not less than 662/3% of the outstanding Noront Warrants.

7.

The Noront Warrant Indenture and the Noront Warrants may be modified and altered without authorization by extraordinary resolution and if all necessary approvals are received in order to cure defects or ambiguities, or to make ministerial amendments, or otherwise, provided that the rights of warrantholders are not materially adversely affected thereby.

Repurchase of Noront Warrants

Subject to applicable law, Noront may purchase Noront Warrants in the market or by tender or private contract, and any Noront Warrants so purchased will be cancelled.

Listing of Noront Warrants

Noront will use its best efforts to obtain a listing of the Noront Warrants on the TSX-V.

(c)	Circular (page 53)

The text contained in Section 20. “Certain Canadian Federal Income Tax Considerations” is hereby deleted in its entirety and replaced by the following:

In the opinion of Fraser Milner Casgrain LLP, counsel to Noront, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Common Shares pursuant to this Offer or otherwise disposes of Common Shares pursuant to certain transactions described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

This summary does not address the tax consequences to a Shareholder in connection with their SRP Rights, accordingly, all references in this section to Common Shares excludes the SRP Rights and Shareholders should consult their own tax advisors for advice regarding the income tax consequences to them of their SRP Rights.

This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (“CRA”) published prior to the date hereof. No assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not applicable to a Shareholder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules or a “specified financial institution” as defined in the Tax Act , nor does it apply to a Shareholder an interest in which is, or whose Common Shares are, a “tax shelter investment” as defined in the Tax Act or to a Shareholder to whom the “functional currency” reporting rules in Section 261 of the Tax Act apply. In addition, this summary does not address all issues relevant to Shareholders who acquired Common Shares on the exercise of an employee stock option. Such Shareholders should consult their own tax advisors.

This summary assumes that any person that held or holds at any time Freewest Options, Freewest Warrants or other rights to acquire Common Shares will have exercised them and acquired Common Shares. Accordingly, this summary does not address persons who hold such Freewest Options, Freewest Warrants or other rights, who should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise thereof, of the continued holding thereof after the Expiry Time and of the acquisition, holding and disposing of Common Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion about income tax considerations set forth in this summary.

8.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES OF ANY PARTICULAR SHAREHOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Shareholders Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada, deals at arm’s length with Noront and Freewest, is not affiliated with Noront or Freewest, and holds Common Shares as capital property (a “Resident Shareholder”). Common Shares will generally be considered to be capital property to a Resident Shareholder unless the Resident Shareholder holds such Common Shares in the course of carrying on a business, or the Resident Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Resident Shareholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and all other “Canadian securities”, as defined in the Tax Act, owned by such Resident Shareholder in the taxation year in which such election is made, and in all subsequent taxation years, deemed to be capital property.

Resident Shareholders Who Accept the Offer

Exchange of Common Shares for Noront Common Shares and Noront Warrants – No Section 85 Election

A Resident Shareholder whose Common Shares are exchanged for Noront Common Shares and Noront Warrants pursuant to the Offer, and who does not make a valid Section 85 Election jointly with Noront with respect to the exchange, will be considered to have disposed of those Common Shares for proceeds of disposition equal to the aggregate of the fair market value, as at the time of the exchange, of the Noront Common Shares and the Noront Warrants received on the exchange. As a result, the Resident Shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Shareholder’s Common Shares immediately before the exchange. See “Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The cost to the Resident Shareholder of the Noront Common Shares and Noront Warrants acquired on the exchange will equal the fair market value of those shares and warrants, respectively, as at the time of the exchange. If the Resident Shareholder separately owns other Noront Common Shares as capital property at that time, the adjusted cost base of all Noront Common Shares and Noront Warrants owned by the Resident Shareholder as capital property immediately after the exchange will be determined by averaging the cost of the Noront Common Shares and Noront Warrants acquired on the exchange with the adjusted cost base of those other Noront Common Shares and Noront Warrants.

Exchange of Common Shares for Noront Common Shares and Noront Warrants – Section 85 Election

The following applies to a Resident Shareholder who is an “Eligible Shareholder”. An Eligible Shareholder may obtain a full or partial tax deferral in respect of the disposition of Common Shares by filing with the CRA (and, where applicable, with a provincial tax authority) an election (the “Section 85 Election”) under subsection 85(1) of the Tax Act or, in the case of a partnership, under subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) provided all members of the partnership jointly elect with Noront.

The Eligible Shareholder may select an elected amount (the “Elected Amount”) so as to fully or partially defer realizing a capital gain for the purposes of the Tax Act as a result of the Offer. The Elected Amount means the amount selected by the Eligible Shareholder, subject to the limitations described below, in the Section 85 Election,

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to be treated as the proceeds of disposition of the Common Shares. The Elected Amount must be an amount which is not less than the greater of:

1.	the lesser of the adjusted cost base to the Eligible Shareholder of such Common Shares and the fair market value of such Common Shares at the time of disposition; or

2.	the fair market value of the Noront Warrants acquired by the Eligible Shareholder on the exchange, determined at the time of the exchange.

The Elected Amount may not be greater than the fair market value of such Common Shares at the time of the disposition.

An Elected Amount which does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance.

Noront has agreed to make the Section 85 Election with an Eligible Shareholder at the amount determined by such Eligible Shareholder, subject to the limitations set out in subsections 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

Where a valid Section 85 Election is filed:

1.	Common Shares that are the subject of the Section 85 Election will be deemed to be disposed of for proceeds of disposition equal to the Elected Amount. Subject to the limitations set out in subsections 85(1) or 85(2) of the Tax Act regarding the Elected Amount, if the Elected Amount is equal to the aggregate of the adjusted cost base of such Common Shares immediately before the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Shareholder. Subject to such limitations, to the extent that the Elected Amount in respect of such Common Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such shareholder will realize a capital gain (or a capital loss). See “Taxation of Capital Gains and Capital Losses” below.

2.	The aggregate adjusted cost base to the Eligible Shareholder of the Noront Common Shares received will be equal to the amount, if any, by which the Elected Amount exceeds the aggregate amount of the fair market value of the Noront Warrants determined at the time of the exchange, and the adjusted cost base of such Noront Common Shares will be determined by averaging the adjusted cost base of such Noront Common Shares with the adjusted cost base of any other Noront Common Shares held by the Eligible Shareholder at that time as capital property.

3.	The aggregate cost to an Eligible Shareholder of Noront Warrants acquired on the exchange will be equal to the aggregate fair market value of those warrants at the time of acquisition, and in determining the adjusted cost base of such warrants the cost of such Noront Warrants will be averaged with the adjusted cost base to that Eligible Shareholder of any other Noront Warrants held by the Eligible Shareholder as capital property.

A tax instruction letter providing certain instructions on how to complete the Section 85 Election may be obtained from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal to the Depositary within 30 days of the Effective Date in accordance with the procedures set out in under the heading “Manner of Acceptance”.

An Eligible Shareholder interested in making a Section 85 Election should indicate that intention in the Letter of Transmittal in the space provided therein, and a tax instruction letter, explaining the election process, will be sent to the Eligible Shareholder. A Section 85 Election will be valid only if it meets all other applicable requirements under the Tax Act, and meeting these requirements will be the sole responsibility of the Eligible Shareholder.

In order to make a Section 85 Election, an Eligible Shareholder must provide the necessary information in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Time. The information will include the number of Common Shares transferred, the consideration received and the applicable

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Elected Amount for the purposes of such election. Subject to the information complying with the provisions of the Tax Act (and any applicable provincial income tax law), a copy of the election form containing the information provided will be signed by Noront and returned to the Eligible Shareholder for filing with the CRA (or the applicable provincial tax authority). Each Eligible Shareholder is solely responsible for ensuring the Section 85 Election is completed correctly and filed with the CRA (and any applicable provincial income tax authorities) by the required deadline.

Noront will make a Section 85 Election only with an Eligible Shareholder, and at the amount selected by the Eligible Shareholder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Noront will not be responsible for the proper completion or filing of any election form and the Eligible Shareholder will be solely responsible for the payment of any late filing penalty. Noront agrees only to execute any election form containing information provided by the Eligible Shareholder which complies with the provisions of the Tax Act (and any applicable provincial tax law) and to return such election form to the Eligible Shareholder for filing with the Tax Act (and any applicable provincial tax authority). At its sole discretion, Noront may accept and execute an election form that is not received within the 90 day period; however, no assurances can be given that Noront will do so. Accordingly, all Eligible Shareholders who wish to make a joint election with Noront should give their immediate attention to this matter. With the exception of execution of the election form by Noront, compliance with the requirements for a valid Section 85 Election will be the sole responsibility of the Eligible Shareholder making the election. Accordingly, neither Noront nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to provide information necessary for the election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA (and where applicable the provincial revenue authorities) to accept a Section 85 Election without a late filing penalty being paid by an Eligible Shareholder, the election form must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either Noront or the Eligible Shareholder is required to file an income tax return for the taxation year in which the disposition occurs. Noront’s 2009 taxation year is scheduled to end April 30, 2010, although Noront’s taxation year could end earlier as a result of an event such as an amalgamation, and its tax return is required to be filed within six months from the end of the taxation year. Eligible Shareholders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, information necessary for an Eligible Shareholder to make a Section 85 Election must be received by Noront in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Effective Time.

Any Eligible Shareholder who does not ensure that information necessary to make a Section 85 Election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Time will not be able to benefit from the tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) and therefore may realize a capital gain. Accordingly, all Eligible Shareholders who wish to enter into a Section 85 Election with Noront should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Eligible Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Eligible Shareholders wishing to make the Section 85 Election should consult their own tax advisors.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Shareholder in a taxation year will be included in the shareholder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by the Resident Shareholder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

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If the Resident Shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax on Individuals

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 62/3% on certain investment income, including amounts in respect of net taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Resident Shareholders Who Do Not Accept the Offer

Compulsory Acquisition of Common Shares

As described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Compulsory Acquisition of Common Shares”, Noront may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition. The tax treatment of a Compulsory Acquisition to a Resident Shareholder will generally be similar to those described under “Resident Shareholders Who Accept the Offer”.

Pursuant to CRA’s current administrative practice, a Resident Shareholder who validly exercises a right to dissent and is paid the fair value for Common Shares in respect of a Compulsory Acquisition will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount received (not including any interest awarded by the court). As a result, such a Resident Shareholder will realize a capital gain (or a capital loss) generally calculated in the manner and subject to the tax consequences discussed in greater detail under the subheading “Taxation of Capital Gains and Capital Losses” above.

A Resident Shareholder will be required to include in computing its income any interest awarded by a court in connection with a Compulsory Acquisition.

Resident Shareholders whose Common Shares may be acquired by way of a Compulsory Acquisition should consult their own tax advisors.

Subsequent Acquisition Transaction

As described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if Noront does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Noront may take certain action in order to enable it or an affiliate to acquire the remaining Common Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for Resident Shareholders who dispose of their Common Shares pursuant to the Offer. Accordingly, it is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder except in very general terms. Noront may propose an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. Depending on the form of the Subsequent Acquisition Transaction, a Resident Shareholder may, as a result, realize a capital gain or

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capital loss, be deemed to receive a dividend or incur both results. With respect to the income tax treatment of a capital gain or capital loss, see “Taxation of Capital Gains and Capital Losses” above. A tax-deferred rollover as described under “Resident Shareholders Who Accept the Offer” may not be available in respect of a Subsequent Acquisition Transaction.

Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Freewest and one of Noront’s affiliates pursuant to which Resident Shareholders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then be immediately redeemed for Noront Common Shares. In those circumstances, such a shareholder would not realize a capital gain or capital loss as a result of the exchange of the Common Shares for the Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Common Shares to the shareholder immediately before the amalgamation.

Upon the redemption of Redeemable Shares, the shareholder would be deemed to have received a dividend (subject to the potential application of Subsection 55(2) of the Tax Act to shareholders of Redeemable Shares that are corporations, as discussed below) equal to the amount by which the fair market value of the Noront Common Shares received exceeds the paid-up capital of the Redeemable Shares for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption of such Redeemable Shares.

Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation would otherwise be deemed to receive a dividend in the circumstances described above, all or part of the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Redeemable Shares for purposes of computing the Resident Shareholder’s capital gain or capital loss. Resident Shareholders that are corporations should consult their own tax advisors in this regard.

A Resident Shareholder that is a private corporation or a subject corporation will generally be liable to pay a 331/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Redeemable Shares to the extent that such dividends are deductible in computing the corporation’s taxable income for the year.

In the case of a Resident Shareholder that is an individual, dividends deemed to be received as a result of a redemption of Redeemable Shares will be included in computing the Resident Shareholder’s income for the taxation year. Such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations. The Tax Act provides for an enhanced gross-up and dividend tax credit for “eligible dividends”. There can be no assurance that any deemed dividend will be an eligible dividend.

Resident Shareholders should consult their own tax advisors for advise with respect to the income tax consequences of them having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described under Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Common Shares may cease to be listed on the TSX-V following the completion of the Offer. Resident Shareholders are cautioned that, if the Common Shares are no longer listed on a “designated stock exchange” (which currently includes the Tier 1 and Tier 2 of the TSX-V) and Freewest ceases to be a “public corporation” for purposes of the Tax Act, Common Shares held following the completion of the Offer will cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts. Shareholders who may be so affected should consult with their own tax advisers in this regard.

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Eligibility for Investment

If the Noront Common Shares and Noront Warrants are listed on a designated stock exchange (which currently includes Tier 1 and Tier 2 of the TSX-V), the Noront Common Shares and Noront Warrants will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (“TFSA”) as defined in the Tax Act (collectively, “Plans”). If the Noront Warrants are not listed on a designated stock exchange, the Noront Warrants would be a qualified investment for such Plans provided that (i) the Noront Common Shares are listed on a designated stock exchange; and (ii) Noront is not a “connected person” under any Plan. A “connected person” is defined in the Regulations, in relation to a Plan, as a person who is an annuitant, a beneficiary, an employer or a subscriber under or a holder of, such Plan as well as any other Person who does not deal at arm’s length with that person.

Notwithstanding the foregoing, a holder of Noront Common Shares and Noront Warrants will be subject to a penalty tax if the Noront Common Shares and Noront Warrants held in a TFSA are a “prohibited investment” under the Tax Act. The Noront Common Shares and Noront Warrants generally will not be a “prohibited investment” unless either (i) the holder of the TFSA does not deal at arm’s length with Noront within the meaning of the Tax Act, or (ii) the holder has a “significant interest” in Noront within the meaning of the Tax Act, which includes, but is not limited to, the ownership of 10% or more of any class of the issued shares of Noront. Holders should consult their own tax advisors as to whether the Noront Common Shares and Noront Warrants will be a “prohibited investment” in their particular circumstances.

Holding and Disposing of Noront Common Shares and Noront Warrants

In the case of a Resident Shareholder who is an individual, dividends received or deemed to be received on Noront Common Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations including the enhanced dividend tax credit rules applicable to any dividends designated by Noront as “eligible dividends”, as defined in the Tax Act.

In the case of a Resident Shareholder that is a corporation, dividends received or deemed to be received on Noront Common Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A “private corporation” (as defined in the Tax Act), or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received or deemed to be received on the Noront Common Shares to the extent such dividends are deductible in computing the corporation’s taxable income.

The disposition or deemed disposition of Noront Common Shares by a Resident Shareholder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the shareholder of those shares immediately before the disposition. See “Taxation of Capital Gains and Capital Losses” above for a general description of the treatment of capital gains and losses under the Tax Act.

A Resident Shareholder will not be subject to tax under the Tax Act on the exercise of the Noront Warrants. The cost for tax purposes of a Noront Common Share acquired on the exercise of the Noront Warrants will be the aggregate of the adjusted cost base of the Noront Warrants and the subscription price for the Noront Common Share. The cost to a Resident Shareholder of a Noront Common Share acquired upon the exercise of a Noront Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Noront Warrant) of all other Noront Common Shares held by the Resident Shareholder as capital property at the time of the exercise of the Noront Warrant.

Upon the actual or deemed disposition of Noront Warrants, other than on the exercise thereof, Resident Shareholders of Noront Warrants will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Noront Warrants disposed of. Upon the expiry of unexercised Noront Warrants the holders thereof will realize a capital loss in the amount of the adjusted cost base of the Noront Warrants that expired. See “Taxation of

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Capital Gains and Capital Losses” above for a general description of the treatment of capital gains and capital losses under the Tax Act.

Shareholders Not Resident in Canada

The following portion of the summary is applicable to a Shareholder who: (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the Tax Act; and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Common Shares, Noront Common Shares or Noront Warrants in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Shareholders should consult their own tax advisors.

Non-Resident Shareholders Who Accept the Offer

Exchange of Common Shares for Noront Common Shares and Noront Warrants – No Section 85 Election

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of the Common Shares pursuant to the Offer unless such shares are or are deemed to be “taxable Canadian property” as defined in the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable tax treaty.

A Common Share listed on a designated stock exchange (which includes the TSX-V) generally will not be taxable Canadian property to a Non-Resident Shareholder unless at any time during the 60-month period immediately preceding the disposition of such Common Share the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the shares of any class or series of Freewest. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property to the Non-Resident Shareholder.

Non-Resident Shareholders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Even if the Common Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Shareholder’s income for purposes of the Tax Act provided that the Common Shares constitute “treaty-protected property”, as defined in the Tax Act. Common Shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act.

Exchange of Common Shares for Noront Common Shares and Noront Warrants – Section 85 Election

In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Shareholder, then the Non-Resident Shareholder will be an Eligible Shareholder and may require Noront to jointly execute for filing with the CRA an income tax election form pursuant to section 85 of the Tax Act, for the purpose of allowing the Eligible Shareholder to achieve an income tax-deferred exchange for Canadian federal income tax purposes. Noront will be required to execute the form and return it to the Eligible Shareholder only if the Eligible Shareholder complies with the requirements set forth under “Resident Shareholders who Accept the Offer – Exchange of Common Shares for Noront Common Shares and Noront Warrants – Section 85 Election” on the same basis as if the Non-Resident Shareholder were a Resident Shareholder thereunder. If the Eligible Shareholder complies with those requirements, generally the exchange may occur on an income tax-deferred basis as described above under “Resident Shareholders who Accept the Offer – Exchange of Common Shares for Noront Common Shares and Noront Warrants –Section 85 Election” on the same basis as if the Non-Resident Shareholder were a Resident Shareholder thereunder.

The Noront Common Shares and Noront Warrants that such Eligible Shareholders received as consideration for the Common Shares will be deemed to be taxable Canadian property in their hands. Non-Resident Shareholders who are Eligible Shareholders should consult their own tax advisors in this regard.

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Non-Resident Shareholders Who Do Not Accept the Offer

Compulsory Acquisition of Common Shares

As described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Compulsory Acquisition of Common Shares”, Noront may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition.

A Non-Resident Shareholder whose Common Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition. A Non-Resident Shareholder whose Common Shares are taxable Canadian property for purposes of the Tax Act may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition unless the Common Shares constitute treaty-protected property. If the Common Shares are not listed on a designated stock exchange at the time of disposition, they will be taxable Canadian property to a Non-Resident Shareholder. See the subheading “Potential Delisting” below for additional consequences of a disposition of Common Shares at a time when such shares are not listed on a designated stock exchange. If Common Shares acquired from a Non-Resident Shareholder are taxable Canadian property and are not treaty-protected property to a Non-Resident Shareholder, then the Non-Resident Shareholder will be an Eligible Shareholder and may sell its Common Shares to Noront on a tax-deferred basis, in which case the requirements for and tax treatment to such Non-Resident Shareholder generally will be as described above under the heading “Non-Resident Shareholders who Accept the Offer – Exchange of Common Shares for Noront Common Shares and Noront Warrants – Section 85 Election”.

Where interest is paid or credited to a Non-Resident Shareholder in connection with a Compulsory Acquisition, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Shareholder deals at arm’s length with the payor at the time of such payment or credit and the interest is not “participating debt interest”, as defined in the Tax Act.

Non-Resident Shareholders whose Common Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.

Subsequent Acquisition Transaction

As described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if Noront does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Noront may take certain action in order to enable it or an affiliate to acquire the remaining Common Shares. The tax treatment of such a transaction to a Non-Resident Shareholder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than described above. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a signatory. If the Common Shares are not listed on a designated stock exchange at the time of disposition, they will be taxable Canadian property to a Non-Resident Shareholder. See the subheading “Potential Delisting” below for additional consequences of a disposition of Common Shares at a time when such shares are not listed on a designated stock exchange.

Where interest is paid or credited to a Non-Resident Shareholder in connection with a Subsequent Acquisition Transaction, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Shareholder deals at arm’s length with the payor at the time of such payment or credit and the interest is not “participating debt interest”, as defined in the Tax Act.

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

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Potential Delisting

As described under Section 16 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, Common Shares may cease to be listed on the TSX-V following the completion of the Offer and may not be listed on the TSX-V at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Non-Resident Shareholder is cautioned that if the Common Shares are not listed on a designated stock exchange at the time they are disposed of: (a) the Common Shares will be taxable Canadian property to the Non-Resident Shareholder; (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax treaty to which Canada is a signatory; (c) the Non-Resident Shareholder will be required to file a Canadian income tax return in respect of such disposition unless such disposition is an “excluded disposition” for purposes of Section 150 of the Tax Act; and (d) the notification and (unless the Common Shares are treaty-protected property) withholding provisions of Section 116 of the Tax Act will apply to the Non-Resident Shareholder. If the withholding provisions of Section 116 of the Tax Act apply, Noront may be required to deduct and withhold an amount from any payment made to the Non-Resident Shareholder and to remit such amount to the Receiver General on behalf of the Non-Resident Shareholder.

Non-Resident Shareholders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Holding and Disposing of Noront Common Shares and Noront Warrants

Dividends paid or deemed to be paid to a Non-Resident Shareholder on Noront Common Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Where the Non-Resident Shareholder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

A Non-Resident Shareholder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Noront Common Shares or Noront Warrants unless the Non-Resident Shareholder’s Noront Common Shares or Noront Warrants are, or are deemed to be, taxable Canadian property to the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable tax treaty. A Non-Resident Shareholder will not be subject to tax under the Tax Act on the exercise of a Noront Warrant.

(d) Circular (page 62)

The text contained in Section 21. “Certain United States Federal Income Tax Considerations” is hereby deleted in its entirety and replaced by the following:

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFER TO PURCHASE AND CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS DISCUSSED IN THIS OFFER TO PURCHASE AND CIRCULAR; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON SUCH PERSON’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion summarizes certain material U.S. federal income tax considerations generally applicable to “U.S. Holders” (as defined below) of Common Shares relating to the exchange of Common Shares for Noront Common Shares and Noront Warrants pursuant to the Offer, and of the ownership of Noront Common Shares and Noront Warrants received in the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are

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subject to change, perhaps retroactively, and to differing interpretations, so as to result in U.S. federal income tax considerations different from those summarized below.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares who holds such Common Shares as a capital asset and who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, that is created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to taxation in the United States regardless of its source; or

•

a trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

There can be no assurance that the IRS will not challenge one or more of the tax considerations described in this summary, and Noront has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or foreign taxing jurisdiction.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such holder’s particular situation. In particular, this discussion deals only with U.S. Holders that hold Common Shares, Noront Common Shares and Noront Warrants, as applicable, as capital assets, and does not address the special tax rules that may apply to special classes of taxpayers, such as: securities broker-dealers; persons who hold Common Shares, Noront Common Shares or Noront Warrants, as applicable, as part of a hedging, conversion, synthetic, wash or constructive sale, straddle or other integrated transaction; U.S. Holders whose functional currency is not the U.S. dollar; U.S. expatriates; persons who are owners of an interest in a partnership or other pass-through entity that is a holder of Common Shares, Noront Common Shares or Noront Warrants, as applicable; partnerships or other entities taxable as partnerships; regulated investment companies; financial institutions; insurance companies; traders that have elected a mark-to-market method of accounting; tax-exempt organizations; holders that own, directly, indirectly or by attribution, 10% or more of Freewest’s or Noront’s outstanding voting share capital, as applicable; persons subject to the alternative minimum tax; persons who received their Common Shares upon the exercise of employee stock options or otherwise as compensation; persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; persons that use or hold, will use or hold, or is or will be deemed to use or hold, Common Shares, Noront Common Shares or Noront Warrants, as applicable, in connection with carrying on a business in Canada; persons whose Common Shares, Noront Common Shares or Noront Warrants, as applicable, constitute “taxable Canadian property” under the Tax Act; and persons that have a permanent establishment in Canada for the purposes of the Canada-United States Income Tax Convention.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares, Noront Common Shares or Noront Warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership that owns or may acquire Common Shares, Noront Common Shares or Noront Warrants should consult the partner’s tax advisor regarding the specific tax consequences of the disposition, acquisition and ownership of the applicable Common Shares.

This summary does not address the state, local, U.S. federal alternative minimum tax, estate and gift, or foreign tax consequences to U.S. Holders of the Offer or of any other matters discussed in this summary. Each U.S. Holder should consult its own tax advisor regarding the state, local, U.S. federal alternative minimum tax, estate and gift, and foreign tax consequences to them of the Offer and such other matters.

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Tax Considerations of U.S. Holders Who Accept the Offer

Tax Characterization of the Offer Generally

Noront currently expects to treat its acquisition of Common Shares pursuant to the Offer as a taxable exchange for U.S. federal income tax purposes. Notwithstanding the foregoing, there may be some possibility that the acquisition of Common Shares pursuant to the Offer could qualify as a wholly or partially tax-deferred reorganization for U.S. federal income tax purposes depending on a variety of facts, including facts that might occur following the completion of the Offer that cannot be predicted currently. If, contrary to Noront’s expected treatment, the acquisition of Common Shares pursuant to the Offer qualified as a wholly or partially tax-deferred reorganization rather than a taxable exchange for U.S. federal income tax purposes, the U.S. federal income tax consequences of the transaction would be materially different from those tax consequences described in this summary.

U.S. Holders should consult their own tax advisors as to the treatment of the Offer as a taxable exchange or a wholly or partially tax-deferred reorganization for U.S. federal income tax purposes.

Classification of Freewest as a Passive Foreign Investment Company

As described below, the tax considerations of the Offer to a particular U.S. Holder will depend on whether Freewest is a passive foreign investment company (a “PFIC”) during any year in which a U.S. Holder owned Common Shares. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is “passive” income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets produced or are held for the production of “passive” income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Subject to certain limited exceptions Common Shares held (or deemed held) by a U.S. Holder at any time during a taxable year in which Freewest was a PFIC are treated as shares of a PFIC in the hands of such holder for all subsequent years even if Freewest did not meet the gross income or passive asset thresholds necessary to be classified as a PFIC in a subsequent year. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the taxable year in question. Noront has not performed a PFIC analysis for Freewest for any taxable year and, accordingly, it cannot provide any guidance regarding Freewest’s status under the passive foreign investment company rules. U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of the PFIC rules to the Offer and the matters addressed herein.

Gain or Loss Generally

Noront currently expects to treat the exchange of Common Shares for Noront Common Shares and Noront Warrants as a fully taxable event to a U.S. Holder. Subject to the modifications pursuant to the PFIC rules discussed below, such characterization will generally result in the following U.S. federal income tax consequences:

•

a U.S. Holder will recognize gain or loss equal to the difference between (i) the fair market value of Noront Common Shares (i.e., the receipt of Noront Common Shares is not tax free) and the fair market value of Noront Warrants received by such U.S. Holder in the Offer and (ii) the adjusted tax basis of such U.S. Holder in such Common Shares exchanged for the Noront Common Shares and Noront Warrants;

•

(i) the aggregate tax basis of the Noront Common Shares received by a U.S. Holder in the Offer will be equal to the aggregate fair market value of the Noront Common Shares at the time of their receipt, and (ii) the aggregate tax basis of the Noront Warrants received by a U.S. Holder in the Offer will be equal to the aggregate fair market value of the Noront Common Shares at the time of their receipt; and

•	the holding period of Noront Common Shares and Noront Warrants received by a U.S. Holder in the Offer will begin on the day after their receipt.

Any gain or loss recognized by the U.S. Holder would be short-term capital gain or loss, unless the holding period for the Common Shares exchanged was more than 12 months at the closing of the exchange made pursuant to the Offer, in which case any gain or loss recognized would be long-term capital gain or loss. Preferential tax rates for

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long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. The deduction of capital losses is subject to significant limitations.

Treatment of Recognized Gain if Freewest is a PFIC – Non-Electing PFIC Shareholder

long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. The deduction of capital losses is subject to significant limitations.

Treatment of Recognized Gain if Freewest is a PFIC – Non-Electing PFIC Shareholder

If a U.S. Holder disposes of Common Shares in the Offer that were held by the U.S. Holder directly, indirectly or constructively during such time, if any, that Freewest was a PFIC (shares in a PFIC are sometimes referred to herein as “PFIC Shares”) and the U.S. Holder did not make a timely QEF election or a mark-to-market election with respect to its Common Shares (such elections being described below), gain realized from the sale of such U.S. Holder’s PFIC Shares will be taxed under the “excess distribution” regime. Under that regime, gain, if any, realized on that disposition will be allocated ratably on a daily basis to each day of the U.S. Holder’s holding period with respect to such shares. Gain allocated to any period preceding the first year in the holding period when Freewest was a PFIC and gain allocated to the year of disposition will be treated as gain arising in the year of disposition and taxed at ordinary U.S. federal income tax rates for the year of disposition. Gain allocated to each of the other years (the “PFIC Years”) will be taxed at the highest U.S. federal income tax rate in effect for each of those years, without regard to the U.S. Holder’s other items of income and loss for such year. Any such tax would be increased by an interest charge determined for each of the PFIC Years at the rate generally applicable to underpayments of tax for such taxable year. The sum of the taxes and interest calculated for all years will be an addition to the tax for the year in which the sale of the PFIC Shares occurs. A U.S. Holder that is not a corporation must treat the interest as non-deductible personal interest. If Freewest were treated as a PFIC and if a U.S. Holder holds Common Shares in any year in which the Freewest is classified as a PFIC, such holder would be required to file IRS Form 8621. A U.S. Holder who has previously made certain elections (as further described below) may be able to mitigate the adverse PFIC tax consequences that would apply to such U.S. Holder in the Offer if Freewest is or has been a PFIC during the time such holder has held Common Shares.

Treatment of Recognized Gain if Freewest is a PFIC – PFIC Shareholder who has made a Timely Qualified Electing Fund Election

A U.S. Holder who has made a timely and effective election to treat Freewest as a “qualified electing fund” under the Code for the first taxable year of the U.S. Holder’s holding period for the Common Shares during which Freewest was a PFIC generally would not be subject to the PFIC rules discussed above. Instead, the electing U.S. Holder would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of the PFIC, whether or not such amounts are actually distributed, and would be taxable on gain recognized in the exchange pursuant to the Offer in the manner that a U.S. Holder would be taxable if Freewest had not been a PFIC (as described above under “Gain or Loss Generally”). However, this option would require significant information and undertakings from Freewest, and, accordingly, it may not be, and may not have been, available to U.S. Holders.

Treatment of Recognized Gain if Freewest is a PFIC – PFIC Shareholder who has made a Timely Mark-to-Market Election

A U.S. Holder of PFIC Shares would also not be subject to the excess distribution regime if the U.S. Holder had made a timely and effective election to mark the PFIC Shares to market (a “Mark-to-Market Election”). In the case of any U.S. Holder that has timely made an effective Mark-to-Market Election for the first taxable year of the U.S. Holder’s holding period for the Common Shares during which Freewest was a PFIC, gain realized by such holder from the sale of PFIC Shares generally would be taxed at ordinary income tax rates. For additional discussion regarding a Mark-to-Market Election, see the discussion below under “Ownership of Noront Common Shares Received in the Offer – Considerations Relating to the Passive Foreign Investment Company Rules.”

U.S. Holders are urged to seek advice from their own tax advisors to discuss the particular tax consequences of the Offer applicable to them, including all aspects of the PFIC rules.

Tax Considerations of U.S. Holders Who Do Not Accept the Offer

Compulsory Acquisition of Common Shares

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As described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Compulsory Acquisition of Common Shares”, Noront may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition. The U.S. federal income tax considerations of a Compulsory Acquisition to a U.S. Holder would generally be similar to those described under “Tax Considerations of U.S. Holder Who Accept the Offer.” U.S. Holders that are subject to Canadian tax and/or receive Canadian currency in a Compulsory Acquisition should also read the sections below under the headings “Foreign Tax Credit Considerations” and “Receipt of Canadian Currency”.

A U.S. Holder who validly exercises a right to dissent and is paid the fair value for Common Shares in respect of a Compulsory Acquisition will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount received. As a result, the U.S. federal income tax considerations to a dissenting U.S. Holder would generally be similar to those described under “Tax Considerations of U.S. Holder Who Accept the Offer.” U.S. Holders that are subject to Canadian tax and/or receive Canadian currency in connection with exercising their dissent rights should also read the sections below under the headings “Foreign Tax Credit Considerations” and “Receipt of Canadian Currency”.

U.S. Holders whose Common Shares may be acquired by way of a Compulsory Acquisition should consult their own tax advisors.

Subsequent Acquisition Transaction

As described under Section 18 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if Noront does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Noront may take certain action in order to enable it or an affiliate to acquire the remaining Common Shares.

The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for U.S. Holders who dispose of their Common Shares pursuant to the Offer.

Ownership of Noront Common Shares Received in the Offer

Distributions on Noront Common Shares

Except as noted in the discussion of the PFIC rules below, if Noront makes distributions with respect to Noront Common Shares received by a U.S. Holder pursuant to the Offer, the distributions, including the amount of any Canadian taxes withheld, generally will be included in the gross income of a U.S. Holder as dividend income to the extent of Noront’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Noront’s current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in its Noront Shares and thereafter as gain from the sale or exchange of such shares. For taxable years beginning before January 1, 2011, a dividend paid by Noront generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Noront is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. Noront generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) it is eligible for the benefits of the Canada-United States Income Tax Convention, or (b) the respective shares are readily tradable on an established securities market in the United States. However, even if Noront satisfies one or more of such requirements, it will not be treated as a QFC if it is a PFIC for the taxable year during which it pays a dividend or for the preceding taxable year. See below under “Considerations Relating to the Passive Foreign Investment Company Rules” for a discussion of Noront’s status under the PFIC rules.

In general, any Canadian withholding tax imposed on dividends with respect to a U.S. Holder’s Noront Common Shares will be treated as a foreign income tax that may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). For additional discussion regarding foreign tax credits, see below under “Foreign Tax Credit Considerations”.

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Sale or Other Taxable Disposition of Noront Common Shares

Except as noted below in the discussion of the PFIC rules, upon the sale or other taxable disposition of Noront Common Shares received pursuant to the Offer, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount realized by the U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in the Noront Common Shares. Any gain or loss recognized by the U.S. Holder would be short-term capital gain or loss, unless the holding period for the Noront Common Shares disposed was more than 12 months at the time of disposition, in which case any gain or loss recognized would be long-term capital gain or loss.

Preferential tax rates for long-term capital gains currently are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. The deduction of capital losses is subject to significant limitations, and U.S. Holders are urged to seek advice from their own tax advisors to discuss the particular tax consequences applicable to them.

Considerations Relating to the Passive Foreign Investment Company Rules

If Noront is a PFIC for any taxable year in which Noront Common Shares are held by a U.S. Holder, then the U.S. Holder would be subject to the excess distribution regime that would apply to any gain recognized on the disposition of, or certain excess distributions received with respect to, those shares. Under this regime (i) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the Noront Common Shares, (ii) the amount allocated to the current taxable year and to any taxable year prior to the first taxable year in which Noront was a PFIC would be treated as ordinary income for the year of disposition, and (iii) the amount allocated to each other year would be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. In addition, if Noront is a PFIC and owns shares of another non-U.S. corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of the Subsidiary PFIC or a distribution received from the Subsidiary PFIC by Noront generally will be treated as a deemed disposition of such corporation’s shares or a distribution deemed to be received by a U.S. Holder with respect to shares in such corporation, subject to taxation under the PFIC rules. To the extent that gain recognized on the actual disposition by a U.S. Holder or an actual distribution received from Noront was previously subject to U.S. federal income tax under these indirect ownership rules, it is possible that such amount would not be subject to U.S. federal income tax a second time.

If Noront were treated as a PFIC and if a U.S. Holder holds Noront Common Shares in any year in which Noront is classified as a PFIC, such holder would be required to file IRS Form 8621.

The determination of Noront’s status under the PFIC rules is subject to a number of legal and factual uncertainties and can be determined only annually, at the close of the taxable year in question. Noront has not performed a PFIC analysis for any taxable year and, accordingly, no assurance can be given regarding Noront’s status under the PFIC rules during the current or any prior or future taxable year. Thus, it is not clear whether the special PFIC rules will apply to a U.S. Holder’s ownership of Noront Common Shares or whether Noront will be eligible for treatment as a QFC with respect to dividend payments as described above under “Distributions under Noront Common Shares.” Each U.S. Holder should consult its own tax advisor regarding the potential treatment of Noront as a QFC.

Under some circumstances, a U.S. Holder of a PFIC can avoid the PFIC rules described above, and instead be subject to current tax on the PFIC’s ordinary earnings and net capital gain regardless of distributions by the PFIC, if the U.S. Holder makes a timely and effective “qualified electing fund” election for the PFIC. Such an election will not be available to U.S. Holders of Noront Common Shares because Noront does not plan on providing the information to U.S. Holders that would be necessary for them to make such an election.

A U.S. Holder of PFIC Shares would also not be subject to the excess distribution regime if the U.S. Holder had made a timely and effective Mark-to-Market Election. A U.S. Holder may make a Mark-to-Market Election with respect to Noront Common Shares only if such shares are marketable stock. Such shares generally will be “marketable stock” if they are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial

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disclosure, and other requirements, and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. Each U.S. Holder should consult its own tax advisor with respect to the availability of a Mark-to-Market Election with respect to Noront Common Shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally will not be subject to the PFIC rules discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Noront Common Shares and such U.S. Holder has not made a timely QEF Election, the PFIC rules discussed above will apply to certain dispositions of, and distributions on, the Noront Common Shares and the holder’s mark-to-market income for the year of election.

A U.S. Holder that makes an effective Mark-to-Market Election will include in ordinary income, for each taxable year in which Noront is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Noront Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such shares. A U.S. Holder that makes an effective Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Noront Common Shares over (ii) the fair market value of such shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes an effective Mark-to-Market Election generally will also adjust such U.S. Holder’s tax basis in his Noront Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Noront Common Shares subject to a Mark-to-Market Election, a U.S. Holder will recognize ordinary income or loss (such loss not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Noront Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election with respect to Noront Common Shares.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Noront Common Shares if Noront is a PFIC, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning if such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

U.S. Holders are urged to consult their own U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning stock of a PFIC and the possibility of making an election designed to partially mitigate those adverse consequences.

Ownership of Noront Warrants Received in the Offer

Exercise of Noront Warrants

Except with respect to cash received in lieu of the issuance of a fractional share, (i) a U.S. Holder should not recognize gain or loss on the exercise of a Noront Warrant and related receipt of a Noront Common Share, and (ii) a U.S. Holder’s initial tax basis in the Noront Common Share received on the exercise of a Noront Warrant should be equal to the sum of (i) such U.S. Holder’s tax basis in the warrant plus (ii) the exercise price paid by such U.S. holder on the exercise of such Noront Warrant. Subject to the discussion below under “Passive Foreign Investment Company Considerations for Noront Warrants,” a U.S. Holder’s holding period for the Noront Common Share received on the exercise of a Noront Warrant should begin on the date that such Noront Warrant is exercised by such U.S. Holder. Upon the lapse or expiration of a Noront Warrant, a U.S. Holder generally will recognize a capital loss in an amount equal to such U.S. Holder’s tax basis in the Noront Warrant.

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Disposition of Noront Warrants

Upon the taxable sale, exchange, redemption, retirement or other taxable disposition (collectively, a “disposition”) of a Noront Warrant, a U.S. holder will generally recognize gain or loss equal to the difference between (i) the amount realized by such U.S. holder in exchange for the Noront Warrant and (ii) such U.S. holder’s adjusted tax basis in the Noront Warrant.

Subject to the discussion below under “Passive Foreign Investment Company Considerations for Noront Warrants,” gain or loss from the disposition of a Noront Warrant generally would be capital gain or loss. Such capital gain or loss would be long-term capital gain or loss if the U.S. holder held the Noront Warrant for more than one year at the time of such disposition. Long-term capital gain of individuals and certain other non-corporate taxpayers is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Company Considerations for Noront Warrants

As discussed above, Noront has not performed a PFIC analysis for any taxable year and, accordingly, no assurance can be given regarding Noront’s status under the PFIC rules during the current or any prior or future taxable year. Thus, it is not clear whether the special PFIC rules will apply to a U.S. Holder’s ownership of Noront Warrants. However, if Noront were a PFIC, a Noront Warrant would be treated as an equity interest in Noront for purposes of the PFIC rules. As such, any gain on the disposition of a Noront Warrant would be ordinary income and subject to tax as gain derived from the sale of stock in a PFIC, including the allocation of gain over such holder’s holding period and the application of interest charges, as described above. Any loss will be treated as capital loss. In addition, under applicable Treasury Regulations, if a person holds an option, warrant, or other right to acquire shares of a PFIC, the holding period with respect to the shares of the PFIC acquired on the exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

A person that holds an option, warrant, or other right to acquire shares of a PFIC may not make a QEF election that will apply to either (i) the option, warrant, or other right or (ii) the shares of the PFIC subject to the option, warrant, or other right. In addition, as discussed above, a QEF election will not be available to U.S. Holders of Noront Common Shares in any event.

In addition, while the U.S. Treasury has the authority to extend the Mark-to-Market Election regime to apply to warrants to acquire marketable stock, Treasury regulations have not yet been issued treating warrants as marketable stock for purposes of the Mark-to-Market Election rules.

Noront’s status as a PFIC would therefore result in material adverse U.S. federal income tax consequences for U.S. Holders of Noront Warrants and all U.S. Holders of Noront Warrants are urged to consult their own U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning warrants of a PFIC.

Foreign Tax Credit Considerations

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Offer or in connection with the ownership or disposition of Noront Common Shares or Noront Warrants may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose. Pursuant to the United States-Canada Income Tax Convention, gains of a U.S. Holder that is a resident of the United States for purposes of the Convention may be taxed by Canada only in certain circumstances, and any gains that may be taxed by Canada will generally be treated by the United States as foreign source if the U.S. Holder so elects.

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However, the amount of a distribution with respect to the Noront Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Canadian Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the Offer or the ownership of Noront Common Shares or Noront Warrants, or on the sale, exchange or other taxable disposition of Noront Common Shares or Noront Warrants, as applicable, generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss for foreign tax credit purposes.

Taxable dividends with respect to Noront Common Shares that are paid in Canadian dollars, including the amount of any Canadian taxes withheld, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS relating to payments made to particular U.S. Holders. In addition, a U.S. Holder may be subject to a backup withholding tax (currently imposed at a rate of 28%) on those payments unless the holder is an exempt recipient (such as a corporation) or provides its taxpayer identification number and certifies that the holder is exempt from or otherwise not subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability if the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors as to the information reporting and backup withholding tax rules particular to them.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF COMMON SHARES WITH RESPECT TO THE DISPOSITION OF THOSE SHARES PURSUANT TO THE OFFER OR THE OWNERSHIP AND DISPOSITION OF NORONT COMMON SHARES OR NORONT WARRANTS RECEIVED PURSUANT TO THE OFFER. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

(e)	Global Changes

The Offer Documents are hereby amended as follows:

(i)	All references to December 1, 2009 in the Offer Documents are amended to refer to December 11, 2009. All references to 5:00 p.m. (Toronto time) as the time of expiry are amended to refer to 11:59 p.m. (Toronto time);

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(ii)	All reference in the Offer Documents to the Offer Price of “0.25 of a Noront Common Share and $0.0001 in cash” are deleted and replaced with “0.2857 of a Noront Common Share and 0.1429 of a Noront Warrant”; and

(iii)	The Amended and Restated Letter of Transmittal which accompanies this Notice modifies and updates the original Letter of Transmittal which accompanied the Offer to Purchase and Circular.

Shareholders should tender their Common Shares to the Offer as hereby amended by using the Amended and Restated Letter of Transmittal accompanying this Notice and/or the original Notice of Guaranteed Delivery.

Shareholders who tender their Common Shares to the Offer will receive the increased price per Common Share, including those Shareholders who have already validly tendered their Common Shares to the Offer and not withdrawn such tender. Shareholders who have already tendered their Common Shares to the Offer do not need to do anything further to receive the increased price offered per Common Share.

4.	Recent Developments

On November 23, 2009, Freewest announced that it had entered into an arrangement agreement with Cliffs Natural Resources Inc. (“Cliffs”) whereby Cliffs offered to acquire all of the Common Shares in a transaction where each Freewest shareholder would receive a fraction of a Cliffs share representing a fixed value of $0.55, and one share of a new company, estimated by Freewest to have a value of C$0.15, for a total estimated value of C$0.70 per Common Share.

5.	Solicitations

Noront has entered into an agreement with Dundee Securities Corporation (“Dundee”) and N M Rothschild & Sons Canada Securities Limited (“Rothschild”) to solicit acceptances of the Offer from Shareholders in Canada. Each of Dundee and Rothschild, together with any members of the Investment Industry Regulatory Organization of Canada, the Toronto Stock Exchange, the TSX Venture Exchange and the Financial Industry Regulatory Authority who Dundee and Rothschild agree to include in a soliciting dealer group (each of Dundee, Rothschild and any member of the soliciting dealer group, is referred to herein as a “Soliciting Dealer”), shall be entitled to the fees referenced below. Noront has agreed to pay each Soliciting Dealer whose name appears in the appropriate place on a properly completed and executed Amended and Restated Letter of Transmittal, or who provides other evidence satisfactory to Noront, a fee of $0.005 for each Common Share deposited and taken up by Noront under the Offer, provided that the solicitation fee in respect of any single beneficial owner of Common Shares shall not be less than $50 or more than $1,500 per Soliciting Dealer whose name appears on the Amended and Restated Letter of Transmittal, and provided further that the minimum fee of $50 shall only be paid in respect of any one beneficial holder where the number of Common Shares so deposited is greater than or equal to 5000. Where Common Shares deposited and registered in a single name are beneficially owned by more than one person, the $50 minimum and $1,500 maximum amounts shall be applied separately in respect of each beneficial owner. Noront may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to Noront before payment of such fee. Except as set forth above, Noront will not pay any expenses, fees or commissions to any broker, dealer or other person for soliciting deposits of Common Shares pursuant to the Offer.

6.	Consequential Amendments to the Offer to Purchase and Circular and Other Documents

The Offer Documents are amended to the extent necessary to reflect the amendments contemplated by and the information contained in this Notice.

7.	Manner of Acceptance

Common Shares may be deposited under the Offer no later than the Expiry Time in accordance with the provisions of Section 2 of the Offer to Purchase, “Time for Acceptance”.

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8.	Take Up of and Payment for Deposited Common Shares

Upon the terms and subject to the conditions of the Offer, Noront will take up and pay for Common Shares validly deposited under the Offer and not withdrawn as set out in Section 6 of the Offer to Purchase, “Take Up and Payment for Deposited Common Shares”.

Shareholders are referred to Section 6 of the Offer to Purchase, “Take Up and Payment for Deposited Common Shares”, for a description of the legal requirements regarding the timing of the take up of the Common Shares deposited under the Offer and a description of when payment will be made for deposited Common Shares in relation to the time at which they are taken up by Noront.

9.	Withdrawal of Deposited Common Shares

Except as otherwise stated in Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Common Shares”, or otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by Noront under the Offer;

(b)	if the Common Shares have not been paid for by Noront within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Noront or of an affiliate of Noront unless it is a change in a material fact relating to the Noront Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by Noront at the date of the notice.

Shareholders are referred to Section 7 of the Offer to Purchase, “Right to Withdraw Deposited Common Shares”, for further details and a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

10.	Statutory Rights

Securities legislation of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

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11.	Directors’ Approval

The contents of this Notice have been approved, and the sending, communication or delivery of the sending thereof to the securityholders of Freewest has been authorized, by the board of directors of Noront.

28.

CERTIFICATE OF THE COMPANY

December 1, 2009

The contents of this Notice have been approved, and the sending, communication or delivery thereof to the securityholders of Freewest has been authorized by, the board of directors of Noront.

The foregoing, together with the Offer to Purchase and Circular and First Notice of Variation, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing, together with the Offer to Purchase and Circular and First Notice of Variation, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer or the securities to be distributed.

(Signed) Wesley (Wes) Hanson President and Chief Executive Officer	(Signed) Greg Rieveley Chief Financial Officer

On behalf of the Board of Directors of Noront Resources Ltd.

(Signed) Darren Blasutti Director	(Signed) Keith McKay Director

The Instructions accompanying this Amended and Restated Letter of Transmittal should be read carefully before completing this Amended and Restated Letter of Transmittal. This Amended and Restated Letter of Transmittal is for use in accepting the Offer (as defined herein) by Noront Resources Ltd. to purchase all of the outstanding common shares of Freewest Resources Canada Inc. (including the associated rights issued under the Shareholder Rights Plan (as defined herein)).

AMENDED AND RESTATED

LETTER OF TRANSMITTAL

for deposit of common shares

of

FREEWEST RESOURCES CANADA INC.

pursuant to the Offer dated October 13, 2009,

as amended by the First Notice of Variation dated November 13 and the Second Notice of Variation dated December 1, 2009

by

NORONT RESOURCES LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (TORONTO TIME) ON DECEMBER 11, 2009 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN

USE THIS AMENDED AND RESTATED LETTER OF TRANSMITTAL IF:

1.      YOU ARE DEPOSITING ONE OR MORE COMMON SHARE CERTIFICATE(S); OR

2.      YOU PREVIOUSLY DEPOSITED COMMON SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY

This amended and restated letter of transmittal (the “Amended and Restated Letter of Transmittal”) modifies and updates the letter of transmittal dated October 13, 2009 (the “Original Letter of Transmittal”). This Amended and Restated Letter of Transmittal or a manually signed facsimile hereof, properly completed and duly executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares of Freewest Resources Canada Inc. (“Freewest”) and the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Freewest (the “SRP Rights” and together with the common shares in the capital of Freewest, the “Common Shares”), deposited under the offer to purchase dated October 13, 2009 (the “Offer to Purchase”), as amended by the notice of variation dated November 13, 2009 (the “First Notice of Variation”), and as further amended by the notice of variation dated December 1, 2009 (the “Second Notice of Variation”) made by Noront Resources Ltd. (“Noront”) to purchase all of the issued and outstanding Common Shares, including any Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of options, warrants or other securities of Freewest that are convertible, exchangeable or exercisable for Common Shares, on the basis of 0.2857 of a common share of Noront (“Noront Common Shares”) and 0.1429 of a Noront Common Share purchase warrant (“Noront Warrant”) (the “Offer”), and must be received by Equity Transfer & Trust Company, the depositary for the Offer (the “Depositary”) prior to 11:59 p.m. (Toronto time), on December 11, 2009 at its office set out below. Each whole Noront Warrant entitles the holder to purchase one Noront Common Share for a price of $4.00 for a period of five years after the date of issue of the Noront Warrant.

The terms and conditions of the Offer are incorporated by reference in the Amended and Restated Letter of Transmittal. Certain terms used but not defined in the Amended and Restated Letter of Transmittal are defined in the glossary of the

Offer to Purchase, as amended, and accompanying take-over bid circular and have the respective meanings ascribed thereto in such Glossary.

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and either the certificate(s) representing the Common Shares to be deposited is/are not immediately available or the certificate(s) representing the Common Shares and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, the Common Shares may nevertheless be deposited validly under the Offer, provided the Shareholder deposits the Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery (on pink paper). See Instruction 2 in the Amended and Restated Letter of Transmittal, “Procedure for Guaranteed Delivery”.

Shareholders who wish to deposit Common Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take such necessary steps to be able to deposit such Common Shares under the Offer.

DELIVERY OF THE AMENDED AND RESTATED LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ONE SET FORTH HEREIN WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

YOU MUST SIGN THE AMENDED AND RESTATED LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW.

Please read the Instructions set forth below carefully before completing the Amended and Restated Letter of Transmittal.

2.

TO:	NORONT RESOURCES LTD.

AND TO:	EQUITY TRANSFER & TRUST COMPANY

The undersigned delivers to you the enclosed certificate(s) representing the Common Shares deposited under the Offer (the “Deposited Shares”). Subject only to the provisions of the Offer to Purchase regarding withdrawal, the undersigned irrevocable accepts the Offer for the Deposited Shares upon the terms and conditions of the Offer. Unless the shareholder rights plan of Freewest (the “Shareholder Rights Plan”) has become inoperative, the shareholders of Common Shares (the “Shareholders”) are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Shares. The undersigned understands that by depositing Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be allocated to the SRP Rights. The following are the details of the enclosed certificate(s):

(Please print. If space is insufficient, attach a list in the form below.)

BOX 1- COMMON SHARES
Certificate Number(s) (if available)	Name(s) in Which Registered	Number of Common Shares	Number of Deposited Common Shares*

TOTAL SHARES DEPOSITED

*	Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered pursuant to acceptance of the Offer will be deemed to have been deposited. See Instruction 7 of the Amended and Restated Letter of Transmittal, “Partial Tenders”

BOX 2 - SRP RIGHTS
Certificate Number(s) (if available)	Name(s) in Which Registered	Number of SRP Rights Represented by	Number of Deposited SRP Rights**

TOTAL SRP RIGHTS DEPOSITED

3.

**	The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificate”): (a) if the Separation Time under the Shareholder Rights Plan has not occurred before the Expiry Time, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Freewest to the undersigned prior to the time that the undersigned’s Common Shares are deposited under the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Deposited Shares must be delivered to the Depositary with the certificate(s) representing the Deposited Shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Deposited Shares, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Deposited Shares to the Depositary on or before the third trading day on the TSX Venture Exchange (the “TSX-V”) after the date, if any, that Rights Certificate(s) are distributed. Noront reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Deposited Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Deposited Shares.

The undersigned acknowledges receipt of the Offer to Purchase and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and Noront, effective immediately following Noront taking up the Deposited Shares by the undersigned, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that the (i) undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares including, without limitation, any and in and to all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”); (ii) the undersigned owns the Deposited Shares and Distributions deposited under the Offer; (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions to any other person, (iv) the deposit of the Deposited Shares and Distributions complies with Applicable Laws, and (v) when the Deposited Shares and Distributions are taken up by Noront, Noront will acquire good title thereto (and to any Distributions), free and clear of all Encumbrances.

4.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer to Purchase and in this Amended and Restated Letter of Transmittal, subject only to the withdrawal rights set out in the Offer to Purchase, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to Noront the enclosed Common Share certificate(s) and Rights Certificates(s), if applicable, representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to Noront all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares, including the SRP Rights, whether or not separated from the Deposited Shares, and any and all Distributions.

If, on or after the date of the Offer, Freewest should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any Freewest Options or other securities that are convertible into or exchangeable or exercisable for Common Shares, or disclose that it has taken or intends to take any such action, the undersigned agrees that Noront may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer to Purchase, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by Noront free and clear of Encumbrances and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares. If, on or after the date of the Offer, Freewest should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Noront or its nominee or transferee on the securities registers maintained by or on behalf of Freewest in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer to Purchase), (a) in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of Noront until Noront pays for such Common Shares, and to the extent that the value of such dividends, distributions or payments do not exceed the value of the Offer Price per Common Share payable by Noront pursuant to the Offer, the Offer Price per Common Share, as the case may be, pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholder for the account of Noront and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Noront, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments, the aggregate value of which exceeds the value of the Offer Price per Common Share payable by Noront pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of Noront and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Noront, accompanied by appropriate documentation of transfer. Pending such remittance, Noront will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire Offer Price payable by Noront under the Offer or deduct from the Offer Price payable by Noront under the Offer the amount or value thereof, as determined by Noront in its sole discretion.

If the Separation Time does not occur prior to the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Freewest to the Shareholders prior to the time that the undersigned’s Deposited Shares are deposited under the Offer, in order for the Deposited Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Deposited Shares must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Deposited Shares, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer to Purchase and the Notice of Guaranteed Delivery. In any case, a deposit of the Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Deposited Shares to the

5.

Depositary on or before the third trading day on the TSX-V after the date, if any, that Rights Certificate(s) are distributed to the Shareholders. Noront reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Deposited Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Deposited Shares.

The undersigned irrevocably constitutes and appoints Joseph Hamilton, or failing him for any reason, Wesley Hanson, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Deposited Shares covered by this Amended and Restated Letter of Transmittal (such powers of attorney, being coupled with an interest, being irrevocable) each with full powers of substitution (collectively, the “Attorney”), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of the Deposited Shares upon being taken-up and paid for by Noront (the “Purchased Securities”) to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Freewest;

(b)	for so long as any such Deposited Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Noront, any and all instruments of proxy, requisitions, authorizations, resolutions, consents or directions in form and on terms satisfactory to Noront in respect of any or all Deposited Shares, to revoke any such instruments, requisitions, authorizations, resolutions, consents or directions given prior to or after the deposit of the Deposited Shares, to designate in such instruments, requisitions, authorizations, resolutions, consents or directions any person or persons as the proxy of such Shareholder in respect of such Deposited Shares for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Freewest;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to the order of, or endorsed in favour of the Shareholder;

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities; and

(e)	execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgement of Noront to effectively convey Purchased Securities to Noront.

The power of attorney granted to the Attorney in this Amended and Restated Letter of Transmittal to vote, execute and deliver any instruments of proxy, requisitions, authorizations, resolutions, consents or directions in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Freewest may only be used and relied upon if Noront intends to proceed with the take-up of and payment for the Deposited Shares.

The undersigned accepts the Offer under the terms of this Amended and Restated Letter of Transmittal and revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 7 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”.

The undersigned also agrees not to vote any of the Deposited Shares at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Freewest and, except as may otherwise be agreed to with Noront, not to exercise any of the other rights or privileges attached to the Deposited Shares, and agrees to execute and deliver to Noront any and all instruments of proxy, requisitions, authorizations resolutions, consents or directions in respect of all or any of the Deposited Shares, and agrees to designate or appoint in any such instruments

6.

of proxy, requisitions, authorizations, resolutions, consents or directions, the person or persons specified by Noront as the proxy of the holder of the Deposited Shares. Upon such appointment, all prior proxies and other, requisitions, authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact), resolutions, consents or directions given by the holder of such Deposited Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants under the terms of this Amended and Restated Letter of Transmittal to execute, upon request of Noront, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Noront. Each authority herein conferred or agreed to be conferred is, to the extent permitted by Applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from Noront and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

Settlement with each Shareholder who has deposited Common Shares pursuant to the Offer will be made by the Depositary forwarding share certificates representing the Noront Common Shares and Noront Warrants in the amount to which the depositing Shareholder is entitled. Unless otherwise directed in this Amended and Restated Letter of Transmittal, share certificates and warrant certificates representing the Offer Price will be issued in the name of the registered holder of the Common Shares so deposited. Such share certificate(s) and warrant certificate(s) will be forwarded by first class insured mail to such person at the address specified in this Amended and Restated Letter of Transmittal. If no such address is specified, the certificates representing Noront Common Shares and Noront Warrants will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Freewest. Certificates representing Noront Common Shares and Noront Warrants mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. The undersigned further understands and acknowledges that under no circumstances will interest accrue or be paid by Noront or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Noront, regardless of any delay in making such payment.

Any deposited Common Shares that are not taken up and paid for by Noront pursuant to the terms and conditions of the Offer for any reason will be returned, at Noront’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer by sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in this Amended and Restated Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Freewest.

No fractional Noront Common Shares or Noront Warrants will be issued pursuant to the Offer. Where the aggregate number of Noront Common Shares or Noront Warrants to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Noront Common Share or Noront Warrant being issuable, the number of Noront Common Shares or Noront Warrant to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

By reason of the use by the undersigned of an English language form of Amended and Restated Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer to Purchase as accepted through this Amended and Restated Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

7.

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

SIGNATURE GUARANTEE (If required under Instruction 4)	SHAREHOLDER/AUTHORIZED REPRESENTATIVE INFORMATION (Required; Instruction 3, 4 and 5)

Date:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (See Instruction 3 and 4)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile of Shareholder

Telephone Number of Guarantor (please print or type)	E-mail Address of Shareholder or Authorized Representative

Tax Identification or Social Insurance Number of Shareholder

8.

PLEASE COMPLETE BOX A AND EITHER BOX B OR BOX C. SEE INSTRUCTION 5 BELOW.

BOX A TO BE COMPLETED BY ALL SHAREHOLDERS REGISTER NORONT COMMON SHARES AND NORONT WARRANTS IN THE FOLLOWING NAME AND ADDRESS (please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Post (or Zip) Code)

Telephone – Business Hours

(Tax Identification, Social Insurance or Social Security Number)

BOX B PAYMENT AND DELIVERY INSTRUCTIONS		BOX C PICK-UP INSTRUCTIONS
☐		☐
ISSUE SHARE CERTIFICATE(S) AND WARRANT CERTIFICATE(S) in the name of the undersigned and SEND THE SHARE CERTIFICATE(S) AND WARRANT CERTIFICATES(S) TO THE ADDRESS OF THE UNDERSIGNED AS IT APPEARS IN BOX A OR to the following address (complete the following ONLY if you wish to have certificates sent to an address other than that shown in Box A):	OR	ISSUE A SHARE CERTIFICATE(S) AND WARRANT CERTIFICATE(S) in the name of the undersigned as it appears in Box A and HOLD SHARE CERTIFICATE(S) AND WARRANT CERTIFICATE(S) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY IN TORONTO as indicated above.
(please print or type)		(See last page for address of Depositary)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone – Business Hours)

9.

BOX D

TAX DEFERRAL ELECTION

As described under the heading “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Offer to Purchase and Circular, an Eligible Shareholder is entitled to require Noront to execute one or more election forms for the purpose of achieving a tax-deferred exchange for Canadian federal (and where applicable, provincial) income tax purposes. An Eligible Shareholder. means a Shareholder who is a beneficial owner of Common Shares that is (i) a resident of Canada for the purposes of the Tax Act other than a Tax Exempt Person, or (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership, all the members of which that are residents of Canada are Tax Exempt Persons).

To achieve a tax-deferred exchange, an Eligible Shareholder must fully complete and sign two copies of the relevant election forms. The Eligible Shareholder must ensure that two copies of each applicable form are received by Noront, Attention: Chief Financial Officer, on or before the ninetieth day after the Expiry Time. Noront agrees only to execute an election form received by Noront on or before the ninetieth day after the Expiry Time if it complies with the requirements set forth in the next paragraph, and, if so, to forward one copy of such election form by mail to the Eligible Shareholder at the address for the Eligible Shareholder indicated on the election form within 30 days after the receipt thereof. The Eligible Shareholder must file the completed and signed joint tax election form with the CRA, and with the provincial tax authorities as applicable, within the time prescribed. A summary of those prescribed time limits are set forth in Section 20 of the Circular.

Eligible Shareholders should consult their own tax advisors for assistance with respect to making a valid federal, and any applicable provincial, tax election.

Noront will execute and return to an Eligible Shareholder for filing a tax election form sent to it only if such tax election form (i) is fully and properly completed and signed by the applicable Eligible Shareholder and (ii) is received by Noront at the address noted above on or before the ninetieth day after the Expiry Time. Within 30 days after the Expiry Time, a tax information package containing the tax election forms with instructions on how to make the election or elections (tax package) will be separately distributed to each Eligible Shareholder that checks the box below and returns this letter to Noront at the above address on or before the Expiry Time.

Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) will be the sole responsibility of the Eligible Shareholder making such election. Accordingly, neither Noront nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (and the corresponding provisions of any applicable provincial tax legislation).

☐ PLEASE CHECK THIS BOX IF YOU WANT THE TAX PACKAGE TO BE PROVIDED TO YOU BY NORONT.

10.

BOX E TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW		BOX F TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW
☐ The undersigned represents that he or she is a resident of Canada for tax purposes.		☐ The undersigned represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder
OR		OR
☐ The undersigned represents that he or she is not a resident of Canada for tax purposes. OR		☐ The undersigned is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.
☐ The undersigned represents that he or she is not a resident of Canada for tax purposes, but is a resident of the following country as may be provided pursuant to the terms of a tax treaty entered into between Canada and the aforesaid country, where applicable:

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box “A” or “B” that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes (as further described in Instruction 11).

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require a Form W-8 (because, for example, you are a U.S. Shareholder who is not a U.S. person for U.S. federal income tax purposes) , please contact the Depositary.

BOX G
Signature guaranteed by (if required under Instruction 3):	TO BE COMPLETED BY
	ALL SHAREHOLDERS	Date: , 200

Authorized Signature of Guarantor		Signature of Shareholder or Authorized Representative – See Instruction 4

Name of Guarantor (please print or type)		Name of Shareholder (please print or type)

Address of Guarantor (please print or type)		Taxpayer Identification, Social Insurance or Social Security Number of Shareholder (Please print or type)

Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Daytime facsimile number of Shareholder or Authorized Representative

11.

BOX H SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY
SUBSTITUTE FORM W-9	Part 1 – Please provide your name in the box at right.
Name
Address
Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification.

Taxpayer Identification Number (“TIN”) – ENTER YOUR TIN IN THE BOX AT RIGHT. The TIN provided must match the name given to avoid backup withholding. For individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form. CERTIFY BY SIGNING AND DATING BELOW

NOTE: If the account is in more than name, see Section 2 under Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

Social Security Number(s) (If awaiting TIN, write “Applied For”) OR

Please check the appropriate box:

Individual / Sole Proprietor ☐    Corporation ☐

Partnership ☐                              Other ☐

Limited Liability Partnership ☐ (enter the tax classification: D = Disregarded Entity, C=Corporation, P=Partnership):

Employer Identification Number(s) (If awaiting TIN, write “Applied For”)
Part 2 – For payees exempt from backup withholding, please write “exempt” here (see Instructions).
Part 3 – Certification – Under penalties of perjury, I certify that:
	(1)	The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me); and
(2)

1 am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

	(3)	I am a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of U.S. person Date , 200

NOTE: Failure to furnish your correct TIN may result in penalties imposed by the IRS and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Offer. For additional details, please review the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” that follow the instructions accompanying this Amended and Restated Letter of Transmittal and Election.

You must complete the following certificate if you wrote “Applied For” in Part 1 of Substitute Form W-9.

12.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld. I understand that with respect to interest and dividend payments, and certain payments made with respect to readily tradable instruments, I will generally have 60 days to get a TIN and give it to the requester before I am subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. I understand that I will be subject to backup withholding on all such payments until I provide a TIN to the requester.

Signature                                                                                                Date                     , 200

BOX I
DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER (see Instruction 9)
The Shareholder signing this Amended and Restated Letter of Transmittal represents that the dealer or broker who solicited and obtained this deposit is: (please print or type)

(Firm)	(Address)	(Telephone Number) (Fax)

(Registered Representative)		(Registered Representation Identification Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐ CHECK HERE IF DISK TO FOLLOW

13.

INSTRUCTIONS

1.	Use of Amended and Restated Letter of Transmittal

(a)	A properly completed and duly executed copy of the Amended and Restated Letter of Transmittal (or a manually signed fax copy hereof), with the signature(s) guaranteed in accordance with the instructions herein, together with the accompanying certificate(s) representing the Deposited Shares, and all other documents required by this Amended and Restated Letter of Transmittal, must be received by the Depositary at the address specified herein before 11:59 p.m. (Toronto time) on December 11, 2009, the Expiry Time, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in Instruction 2, “Procedures for Guaranteed Delivery” below, are employed.

(b)	The method of delivery of certificates representing Common Shares, the Amended and Restated Letter of Transmittal and all other required documents is at the option and risk of the person depositing same. If certificates for Common Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggest that mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates and accompanying documentation for such Common Shares by the Depositary.

(c)	A Shareholder who wishes to deposit Common Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (i) the certificates representing such Common Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificates representing such Common Shares and all other required documents to the Depositary on a timely basis prior to the Expiry Time, such Common Shares may nevertheless be deposited validly under the Offer, provided that all of the following conditions are met:

(a)	such deposit is made through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time; and

(c)	the certificate(s) representing all Deposited Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer together with an Amended and Restated Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the Instructions set out in this Amended and Restated Letter of Transmittal (including signature guarantee if required by Instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in this Amended or Restated Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Date; and

(d)

in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer together with an Amended and Restated Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the instructions set out in this Amended and Restated Letter of Transmittal (including signature guarantee if required by Instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario

14.

set out in this Amended and Restated Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by electronic facsimile or mailed to the Depositary so as to be received by the Depositary at its office set out in the Notice of Guaranteed Delivery prior to the Expiry Date and must include a guarantee by an Eligible Institution in the manner set forth in the Notice of Guaranteed Delivery. Delivery to any office other than the office of the Depositary set out in the Notice of Guaranteed Delivery does not constitute delivery for the purposes of satisfying guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada.

3.	Signatures

This Amended and Restated Letter of Transmittal must be filled in and signed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 5, “Fiduciaries, Representatives and Authorizations” below).

(a)	If this Amended and Restated Letter of Transmittal is signed by the registered holder of the accompanying certificate(s), such signature(s) on this Amended and Restated Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are held of record by two or more joint holders, all such holders must sign this Amended and Restated Letter of Transmittal.

(b)	If this Amended and Restated Letter of Transmittal is signed by a person other than the registered holder of the Deposited Shares or if certificates for Noront Common Shares and Noront Warrants issued in payment for the Common Shares is to be issued to a person other than the registered holder:

(i)	such deposited certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder; and

(ii)	the signature on such endorsement or power of attorney must correspond exactly to the name of the registered holder as registered or as appearing on the certificates.

4.	Guarantee of Signatures

No signature guarantee is required on the Amended and Restated Letter of Transmittal if: (a) the Amended and Restated Letter of Transmittal is signed by the registered holder of the Common Shares exactly as the name of the registered holder appears on the Common Share certificate deposited herewith; or (b) the Common Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Amended and Restated Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Common Shares is registered in the name of a person other than the signatory of an Amended and Restated Letter of Transmittal, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

5.	Fiduciaries, Representatives and Authorizations

Where this Amended and Restated Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation,

15.

partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Amended and Restated Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Noront, at its discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any certificate(s) representing Noront Common Shares and/or Noront Warrants issuable under the Offer are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Box “B”, then it will be mailed to the address of such Shareholder as it appears on the securities registers maintained by or on behalf of Freewest. Any certificate(s) mailed in accordance with the Offer to Purchase and this Amended and Restated Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.	Partial Tenders

If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited to the Offer, fill in the number of Common Shares to be deposited in the appropriate box on this Amended and Restated Letter of Transmittal. In such case, a new certificate for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable following the Expiry Time. Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

8.	General

(a)	If the space in Box 1 of this Amended and Restated Letter of Transmittal is insufficient to list all certificates for Common Shares or SRP Rights, if applicable, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Amended and Restated Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Amended and Restated Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Amended and Restated Letter of Transmittal (or a manually signed fax thereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment.

(d)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

9.	Solicitation

Identify the dealer or broker, if any, who solicited acceptance of the Offer by completing Box I on this Amended and Restated Letter of Transmittal and present a list of beneficial holders, if applicable.

10.	Lost Certificates

If a share certificate has been lost or destroyed, this Amended and Restated Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Freewest, so that Freewest may provide a replacement certificate. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or Freewest may contact you.

16.

11.	U.S. Shareholders and Substitute Form W-9

The tax consequences of the Offer to holders of Common Shares are complex, and depend upon each Freewest Shareholder’s particular circumstances. See the Circular under the heading “Certain Material U.S. Federal Income Tax Considerations” for further details.

You are urged to consult your own tax advisors regarding the tax consequences of the Offer to you, including the tax consequences that may pertain if Freewest and/or Noront were deemed a “passive foreign investment company” or “controlled foreign corporation” for U.S. federal income tax purposes.

United States federal income tax law generally requires that a U.S. Shareholder who receives consideration in exchange for Common Shares provide the Depositary with his correct Taxpayer Identification Number (“TIN”) or Employer Identification Number (“EIN”), which, in the case of a U.S. Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption from backup withholding, as the case may be, such Shareholder may be subject to penalties imposed by the IRS and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS by filing a timely refund claim.

To prevent backup withholding on any payment made to a U.S. Shareholder (or person acting on behalf of a U.S. Shareholder), with respect to Common Shares deposited, each U.S. Shareholder that is a U.S. person (as defined below) must provide his correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such Shareholder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such Shareholder is awaiting a TIN or EIN); (2) that (i) the shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the Internal Revenue Service that such Shareholder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the Shareholder that such Shareholder is no longer subject to backup withholding; and (3) that the shareholder is a U.S. person (including a U.S. resident alien).

A “U.S. person” is a beneficial owner of Common Shares that for U.S. federal income tax purposes is (a) an individual who is a citizen or resident of the United States, (b) a partnership, corporation, company or association created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Exempt Shareholders (including, among others, corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt Shareholder must enter its correct TIN or EIN in Part 1 of the Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” (the “W-9 Guidelines”) that follow these instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN or EIN, such Shareholder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write “Applied For” in the space for the TIN in Part I of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this Amended and Restated Letter of Transmittal. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such shareholder prior to the time a properly certified TIN or EIN is provided to the Depositary. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally a U.S. Shareholder will have 60 days to get a TIN and give it to the requester before such Shareholder is subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. A U.S. Shareholder will be subject to backup withholding on all such payments until such Shareholder provides its TIN to the requester.

17.

Note. Entering “Applied For” means that the U.S. Shareholder has already applied for a TIN or that it intends to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a US$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment of gross proceeds made to such U.S. person. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such shareholder is not a U.S. person for United States federal income tax purposes, such Shareholder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS AMENDED AND RESTATED LETTER OF TRANSMITTAL AND ELECTION OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER AND MAY BE SUBJECT TO PENALTIES. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMING FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH HOLDER OF COMMON SHARES IS URGED TO CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH A SUBSTITUTE FORM W-9, IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING, OR IS REQUIRED TO FURNISH AN IRS FORM W-8.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS AMENDED AND RESTATED LETTER OF TRANSMITTAL AND ELECTION IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

18.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER

ON SUBSTITUTE FORM W-9

1.	Guidelines for Determining the Proper Identification Number for the Payee (You)

2.	To Give the Payer—Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For This Type of Account:		Give The Taxpayer Identification
1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b.	So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship or disregarded entity owned by an individual	The owner(3)

6.	Disregarded entity not owned by an individual	The owner

7.	A valid trust, estate or pension trust	The legal entity(4)

8.	Corporate account or LLC electing corporate status on Form 8832	The corporation

9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

10.	Partnership or multi-member LLC	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

3.	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

4.	Circle the minor’s name and furnish the minor’s social security number.

5.	You must show your individual name and you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

6.	List first and circle the name of the trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

7.	NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

19.

OBTAINING A NUMBER

8. If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Card for individuals, at the local Social Administration office, or Form SS-4. Application for Employer Identification Number (for businesses and all other entities) or Form W-9 Application for Individual Taxpayer Identification Number ( for alien individuals required to file U.S. tax returns) at the local office of the IRS or by calling 1 (800) TAX-FORM, and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

9. Payees specifically exempted from withholding include:

(i) An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfied the requirements of Section 401(f)(2).

(ii) The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii) An international organization or any agency or instrumentality thereof.

(iv) A foreign government and any political subdivision, agency or instrumentality thereof.

10. Payees that may be exempt from backup withholding include:

(i) A corporation.

(ii) A financial institution.

(iii) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv) A real estate investment trust.

(v) A common trust fund operated by a bank under Section 584(a).

(vi) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii) A middleman known in the investment community as a nominee or custodian.

(viii) A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix) A foreign central bank of issue.

(x)A trust exempt from tax under Section 664 or described in Section 4947.

11. Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under section 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

12. Exempt payees described above must file a Substitute Form W-9 included in this Amended and Restated Letter of Transmittal and Election to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

13. PRIVACY ACT NOTICE—Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states and the District of Columbia, and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, to U.S. federal and state agencies to enforce non-tax criminal laws, or federal law enforcement and intelligence agencies to combat terrorism.

PENALTIES

(I) Failure to Furnish Taxpayer Identification Number—If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2) Civil Penalty for False Information With Respect to Withholding—If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) Criminal Penalty for Falsifying Information—Wilfully falsifying certificates or affirmations may subject you to criminal penalties including fines and/or imprisonment.

For additional information, consult your tax consultant or the IRS.

This completed and signed Amended and Restated Letter of Transmittal together with Freewest share certificates are to be delivered by mail, registered mail, hand or by courier to Noront Resources Ltd., c/o Equity Transfer & Trust Company as follows:

EQUITY TRANSFER & TRUST COMPANY

By Mail, by Hand or by Courier

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Telephone (Local): 416-361-0152

North American Toll Free: 1-866-393-4891

E-Mail: investor@equitytransfer.com

Facsimile: 416-361-0470

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Form CB on October 14, 2009, the person furnishing this Form filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

Any change in the name or address of the agent for service of process of Noront Resources Ltd. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 2, 2009.

NORONT RESOURCES LTD.

By:	/s/ Wes Hanson
Name:	Wes Hanson
Title:	President and CEO

EXHIBIT INDEX

Exhibit	Description

1.1	Material change report dated October 5, 2009 regarding the announcement of Noront’s intention to make a share exchange take-over bid for Freewest.*

1.2	Annual information form for the financial year ended April 30, 2009.*

1.3	Audited annual financial statements of Noront, including the notes thereon, and together with the auditor’s report, as at April 30, 2009 and 2008 and for each of the fiscal years ended April 30, 2009 and 2008.*

1.4	Management’s discussion and analysis of the financial condition and results of operation for the fiscal year ended April 30, 2009.*

1.5	Unaudited interim financial statements of Noront, including the notes thereon as at July 31, 2009 for the three-month period ended July 31, 2009.*

1.6	Management’s discussion and analysis of the financial condition and results of operations for the three-month period ended July 31, 2009.*

1.7	Management information circular dated September 8, 2009 prepared in connection with the annual and special meeting of Noront shareholders held on October 15, 2009.*

*	Incorporated by reference to the Form CB filed on October 14, 2009 by the person furnishing this Form.